Filed by: NRC Group Holdings Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: NRC Group Holdings Corp.

Commission File No. 001-38119

NRC GROUP REAFFIRMS PROVISIONS OF PROPOSED MERGER WITH US ECOLOGY

Rejects request by certain holders of NRCG preferred stock to reconsider the treatment of preferred stock

Houston, Texas; July 10, 2019 – As previously announced, NRC Group Holdings Corp. (NYSE American: NRCG) has entered into a definitive merger agreement with US Ecology, Inc. (Nasdaq-GS: ECOL) pursuant to which US Ecology will form a new holding company that immediately upon the closing of the transaction will own both US Ecology and NRCG.

Pursuant to the merger, all shares of NRCG common stock and 7.00% Series A Convertible Cumulative Preferred Stock outstanding immediately prior to the closing of the merger will be converted into shares of common stock of the new holding company.

Certain holders of NRCG’s 7.00% Series A Convertible Cumulative Preferred Stock have urged NRCG to reconsider the terms of the transaction providing for the conversion of NRCG’s 7.00% Series A Convertible Cumulative Preferred Stock, asserting that such conversion pursuant to the merger breaches certain provisions of the certificate of designation governing NRCG’s 7.00% Series A Convertible Cumulative Preferred Stock.

NRCG rejects such assertions, as the terms of the proposed transaction with US Ecology provide for the conversion of NRCG’s 7.00% Series A Convertible Cumulative Preferred Stock in accordance with Delaware law.

The conversion ratio of NRCG 7.00% Series A Convertible Cumulative Preferred Stock in the merger is based on the fixed exchange ratio of NRCG’s common stock in the merger, and takes into account the applicable “Fundamental Change Additional Shares” (as defined in the certificate of designations related to NRCG’s 7.00% Series A Convertible Cumulative Preferred Stock) and any accumulated dividends.

NRCG and US Ecology are continuing to take steps to fulfill the conditions of the merger, which NRCG’s board of directors continues to believe is in the best interests of NRCG stockholders. The transaction will create a nationwide leader in industrial and hazardous waste management services and will provide NRCG stockholders, through their ownership of approximately 30% of the stock of the new holding company on a fully diluted basis, with continued participation in the future prospects expected to result from the combination.

FORWARD LOOKING STATEMENTS

Statements in this communication that are not historical facts are forward-looking statements that reflect NRCG’s management’s current expectations, assumptions and estimates of future performance and economic conditions. These forward-looking statements are made in reliance on the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements relate to, among other things, the anticipated closing of the proposed transaction, the merger consideration and ownership structure of the combined company, and the expected benefits of the proposed merger. All statements other than historical facts may be forward-looking statements; words such as “anticipate,” “believe,” “could,” “design,” “estimate,” “expect,” “forecast,” “goal,” “guidance,” “imply,” “intend,” “may”, “objective,” “opportunity,” “outlook,” “plan,” “position,” “potential,” “predict,” “project,” “prospective,” “pursue,” “seek,” “should,” “strategy,” “target,” “would,” “will” or other similar expressions that convey the uncertainty of future events or outcomes are used to identify forward-looking statements. Such forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the control of NRCG. Factors that could cause NRCG’s actual results to differ materially from those implied in the forward-looking statements include: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals for the transaction from governmental authorities or the stockholders of NRCG or US Ecology are not obtained; (2) the occurrence of any event, change or other circumstances that either could give rise to the right of one or both of NRCG or US Ecology to terminate the merger agreement, (3) litigation relating to the transaction; (4) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (5) risks related to disruption of management time from ongoing business operations due to the proposed transaction; (6) unexpected costs, charges or expenses resulting from the transaction (7) the ability of NRCG and US Ecology to retain and hire key personnel; (8) competitive responses to the proposed transaction and the impact of competitive services; (9) certain restrictions during the pendency of the mergers that may impact NRCG’s or US Ecology’s ability to pursue certain business opportunities or strategic transaction; (10) the terms and availability of the indebtedness planned to be incurred in connection with the transaction to refinance NRCG’s existing indebtedness; (11) potential adverse changes to business relationships resulting from the announcement or completion of the transaction; (12) the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; and (13) legislative, regulatory and economic developments, including changing business conditions in the industries in which NRCG and US Ecology operate. These risks, as well as other risks associated with the proposed transaction, will be more fully described in the joint proxy statement/prospectus that will be filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. Investors and potential investors are urged not to place undue reliance on forward-looking statements in this communication, which speak only as of this date. NRCG undertakes no obligation to revise or update publicly any forward-looking statement to reflect future events or circumstances. Nothing contained herein constitutes or will be deemed to constitute a forecast, projection or estimate of the future financial performance of US Ecology, NRCG or the combined company, whether following the implementation of the proposed transaction or otherwise.

In addition, actual results are subject to other risks and uncertainties that relate more broadly to NRCG’s overall business, including those more fully described in NRCG’s filings with the SEC.

About NRC Group Holdings Corp.

NRC Group Holdings Corp. is a global provider of a wide range of environmental, compliance and waste management services. NRCG’s broad range of capabilities and global reach enable it to meet the critical, and often non-discretionary, needs of more than 5,000 customers across diverse end markets to ensure compliance with environmental, health and safety laws and regulations around the world. NRC Group, a wholly owned subsidiary of NRCG, was established in June 2018 through the combination of two businesses, National Response Corporation and Sprint Energy Services, both previously operating separately under the ownership of investment affiliates of J.F. Lehman & Company. For more information, please visit www.nrcg.com. No portion of the website referenced in this paragraph is incorporated by reference into or otherwise deemed to be a part of this news release.

No Offer or Solicitation

This communication relates to a proposed business combination between US Ecology and NRCG. The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed transaction, US Ecology will file with the SEC a Registration Statement on Form S-4 that will include the Joint Proxy Statement of US Ecology and NRCG and a Prospectus of US Ecology, as well as other relevant documents regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS, REGARDING THE MERGERS WHEN THIS DOCUMENT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. A definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of US Ecology and NRCG. A free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about US Ecology and NRCG, may be obtained once it becomes available at the SEC’s website, www.sec.gov. You will also be able to obtain these documents, free of charge, by accessing US Ecology’s website at https://investors.usecology.com/ or by accessing NRCG’s website at ir.nrcg.com.

Participants in the Solicitation Relating to the Mergers

US Ecology and NRCG and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from US Ecology stockholders and NRCG stockholders in respect of the proposed transaction. Information regarding US Ecology’s directors and executive officers is contained in US Ecology’s Annual Report on Form 10-K for the year ended December 31, 2018 and its Proxy Statement on Schedule 14A, dated April 11, 2019, which are filed with the SEC. Information regarding NRCG’s directors and executive officers is contained in NRCG’s Annual Report on Form 10-K for the year ended December 31, 2018 and its Proxy Statement on Schedule 14A, dated April 17, 2019, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction will be included in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

NRC Group Holdings Corp.

Contact: Cody Slach or Jared Filippone, CFA, Gateway Investor Relations (949) 574-3860

NRCG@gatewayir.com